UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. )*



                         BIO-IMAGING TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                        COMMON STOCK, $0.00025 PAR VALUE
--------------------------------------------------------------------------------
                          (Title of Class of Securities)



                                   09056N103
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                               DECEMBER 31, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   09056N103
          ------------

1.   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only).    Mark L. Weinstein
                      -------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
        ----------------------------------------------------------

     (b)
        ----------------------------------------------------------


3.   SEC Use Only
                  ------------------------------------------------


4.   Citizenship or Place of Organization       United States
                                            ----------------------

Number of          5. Sole Voting Power               509,337
Shares                                          ------------------
Beneficially       6. Shared Voting Power             N/A
Owned by                                        ------------------
Each               7. Sole Dispositive Power          509,337
Reporting                                       ------------------
Person With        8. Shared Dispositive Power        N/A
                                                ------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person    509,337
                                                                   -----------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                  --------------

11.  Percent of Class Represented by Amount in Row (9)    5.9%
                                                        -------

12.  Type of Reporting Person (See Instructions)          IN
                                                        -------

ITEM 1.

     (a)  Name of Issuer:

          The issuer of the securities to which this statement relates is Bio-Imaging Technologies, Inc., a Delaware corporation.

     (b)  Address  of  Issuer's  Principal   Executive  Offices:

          The  issuer's   principal   executive   offices  are  located  at  826
          Newtown-Yardley Road, Newtown, Pennsylvania 18940-1721.

ITEM 2.

     (a)  Name of Person Filing:

          The filing person is Mark L. Weinstein.

     (b)  Address  of  Principal  Business  Office or, if none,  Residence:

          The principal business office for the filing person is Bio-Imaging Technologies, Inc., 826 Newtown-Yardley Road, Newtown, Pennsylvania 18940-1721.

     (c)  Citizenship:

          The citizenship for the filing person is United States.

     (d)  Title of Class of Securities:

          The title of the class of securities is common stock, $0.00025 par value.

     (e)  CUSIP Number:

          The CUSIP number is 09056N103.

ITEM 3.  IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO   SS.SS.240.13D-1(B),   OR
     240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     Selection  of  a  filing  category  pursuant  to   ss.ss.240.13d-1(b),   or
     240.13d-2(b) or (c) is not applicable.

ITEM 4.  OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: The number of shares beneficially owned by Mark L. Weinstein is 509,337. Such number includes 380,837 shares underlying options which are exercisable as of December 31, 2001 or sixty (60) days after such date.

     (b) Percent of class: The percent of the class held by Mark L. Weinstein is 5.9%.

     (c)  Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote: Mark L. Weinstein has sole power to vote or to direct the vote of 509,337 shares.

          (ii) Shared power to vote or to direct the vote: The shared power to vote or to direct the vote of shares is not applicable.

          (iii)Sole power to dispose or to direct the disposition of: Mark L. Weinstein has sole power to dispose or to direct the disposition of 509,337 shares.

          (iv) Shared power to dispose or to direct the disposition of: The shared power to dispose or to direct the disposition of shares is not applicable.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction:  Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP  OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER  PERSON.

The ownership of more than five percent on behalf of another person is not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

The identification and classification of the subsidiary which acquired the security being reported by the parent holding company is not applicable.

ITEM 8.  IDENTIFICATION  AND  CLASSIFICATION OF MEMBERS OF THE GROUP.

The notice and classification of a group is not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

The notice of dissolution of a group is not applicable.

ITEM 10. CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 14, 2002
                                        ----------------------------------
                                                  Date

                                             /s/ Mark L. Weinstein
                                        ------------------------------------
                                                  Signature


                                             Mark L. Weinstein (Stockholder)
                                        ------------------------------------
                                                  Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.


ATTENTION: INTENTIONAL  MISSTATEMENTS  OR OMISSIONS OF FACT CONSTITUTE  FEDERAL
           CRIMINAL VIOLATIONS. (SEE 18 U.S.C. 1001).






                                      -3-